

INVEST IN **MASCARA CLUB**

The Dollar Shave Club for Mascara

introducing
MASCARACLUB

mascara.club San Francisco, CA

Featured Investors

Michael Rausch | Asymmetry Ventures | Altairian | Wharton VIP-X

Michael Rausch

Syndicate Lead

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As a retired ophthalmologist, I have encountered numerous products that claim to prioritize the health of the eyes. However, very few live up to that promise. What's worse, time and again I have seen firsthand the toxic effects of top-selling mascaras. As an angel investor, I look for genuine innovations in this space.

I am the Lead Investor in the Wefunder raise for Mascara Club not merely because of the company's business potential but due to its unparalleled

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Invested $10,000 this round

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Highlights

1. The cleanest, best-performing, good-for-your-eyes mascara on the market*

2. Over $300K in total sales

(3) 400 active subscribers with 10% monthly, organic growth

(4) Wharton VIP-X Accelerator Alumni

(5) Founders are Fmr. Google, TikTok, and Clean Beauty Experts

Our Team



Annie Brown Co-founder & CEO

Visiting Scholar at UC San Diego Innovation Center, Stanford Ignite Grad, Forbes Contributor



Patrick Spaulding Ryan, PhD Co-founder & President

X-Google, X-Bytedance, Visiting Scholar at Berkeley Law, Angel Investor



Marcelo Muzquiz Co-founder & CFO

Marco Marcelo Muzquiz is a prominent figure in the Baja California real estate industry, serving as the owner of MRM 2000, a thriving real estate agency based in Tijuana, Mexico.

The Best Little Mascara Ever

highlights

WE'RE BUILDING THE DOLLAR SHAVE CLUB FOR MASCARA

Mascara is the #1 used cosmetic worldwide – it's also the most important to replace regularly for maintaining healthy eyes. It's a product ripe for disruption, in a very hot category - clean cosmetics.

BEYOND CLEAN BEAUTY

crueltyfree andvegan

CERTIFIED PLASTIC NEUTRAL



introducing

THE CLEAN MASCARA THAT STAYS PUT

mini mascara on subscription

  

WE ARE NOT JUST ANOTHER MAKEUP BRAND –
WE ARE MASCARA SPECIALISTS.

We created a mascara that has improvements in the form (improved size + shape), function (seriously smudge proof – stays put on your lashes), and formula (ultra clean ingredients).

We offer an innovative, visually enticing product at an accessible price with the convenience of auto-delivery. We have a Nordstrom quality product available at Target-level pricing.

VOLUME + CURL FORMULA



LENGTH + DEFINITION FORMULA



how it works



You select your favorite mascara and your clean lash care tools + accessories. We ship them to you in the happiest little package ever.



All our products are designed to be a perfect one-month supply. Your eyes are important, they'll love our fresh, clean cosmetics. Delivered!



Before each refill ships your mascara concierge will check in. You can adjust, delay (or donate! we always match) your refill so you always have the right amount.



Traction

Up until now, all of our growth has been organic. Since executing on our marketing



$300K
Total Sales

400
Active Subscribers

strategy, we have experienced 10% monthly growth in subscribers.

Additionally, we were recently accepted into Wharton's prestigious VIPX accelerator.



10%
Monthly Subscriber Growth (Organic)

$80K
Raised Via Friends + Family

THE PROBLEM *with modern mascara*



DIRTY INGREDIENTS
We are ultra clean.

SMUDGES, RUNS, FLAKES
We stay put.

DRIES OUT + CLUMPS
We are right-sized for freshness + eye health.

REPLENISHMENT FRICTION
We auto-deliver.

The FDA recommends replacing mascara three months after first use to prevent eye infections. Most women keep their mascara for well over a year, not knowing why their eyes are irritated.

WE CREATED THE HEALTHIEST, BEST PERFORMING MASCARA ON THE MARKET.

We got the rare "Zero Dirty" rating from Think Dirty (0=clean ingredients, 10=dirty). We are also the best rated mascara on their app with millions of users.

Think Dirty rates beauty product safety

0 = CLEAN
10 = DIRTY



- 0 My Little Mascara Club | L+D Formula
- 4 L'Oreal | Voluminous Lash Paradise Mascara
- 5 Thrive Causemetics | Liquid Lash Extensions Mascara
- 6 Lancome | "Hypnose Drama" Instant Full Body Volume Mascara
- 7 Benefit | They're Real Mascara
- 8 L'Oreal Paris | Voluminous Mascara; Too Faced | Better Than Sex Mascara
- 9 Maybelline | Great Lash Mascara
- 10 Bobbi Brown | Intensifying Long Wear Mascara

IT'S TIME FOR BEAUTY PRODUCTS TO WORK WELL AND BE GOOD FOR YOU + THE PLANET.

We didn't stop at being 100% vegan + cruelty-free. Whole Foods publishes a "Beyond Clean Beauty" standard to clearly define best in class clean ingredient guidelines, and all our products exceed their standards.

> It's now my go-to mascara.

















> - Michelle Robson, Founder of SkinSAFE

We're also 100% SkinSAFE. "I was delighted and impressed to see both My Little Mascara Club's Length + Definition formula and Volume + Curl formula made our 100% SkinSAFE ranking," said Michelle Robson, Founder of SkinSAFE. She continued, "Then, I tried the mascara and was even more impressed. It's now my go-to mascara."

Plus, we are certified plastic neutral so you can feel good about using a mascara that you love.

mascara MARKET
Similar to razors (Dollar Shave Club hit 8% market share at 3.6M subscribers in 2018) mascara presents unique opportunities for market disruption.
We offer a highly-differentiated product with high product margins.
Mascara is a zero-sum market (when a customer buys our product, they stop buying our competitor's products.)
$10.3B global mascara market
106m US mascara wearers
101m US consumers wear black mascara

we care, lots

WE DONATE + EDUCATE + MATCH

helping women feel better about themselves and life is at the heart of everything we do

WE EXCEED THE HIGHEST STANDARDS

all of our products exceed Whole Foods' "Beyond Clean Beauty" standards

WE LOVE MOTHER EARTH

we ensure a plastic neutral footprint, your purchases here only make the world a better place

product MARGINS

THE BEST LITTLE MASCARA EVER: volume + curl formula

[$22/18 subscription]

82% avg margin

THE BEST LITTLE MASCARA EVER: length + definition formula

[$22/18 subscription]

87% avg margin

FRESH: micellar water mascara remover with cucumber

[$12]

82% avg margin

ERASE: reusable mascara eraser wipes

[$8]

92% avg margin

The core of our model is beautifully simple – we just keep shipping awesome mascara to more and more women. In total, we have sold 18,000 units with over $300K in sales.

Our model is built off a tight product line, maintaining a back-end efficiency that lets us scale faster and with less risk. However, we have a product roadmap that includes additional products to further increase our AOV, resulting in even greater LTV.

global VISION

We are focusing on one, great product - the world's best, clean mascara - with global relevancy. From early research, we've seen huge opportunities in international markets such as India, Japan, and South Korea.

2023 Domestic Growth
1,000 subscriptions by December 2023, in the US

2024 Global Strategy
3,000 US subscriptions by EOY. Identify international market to launch in Q3. 200+ international subscribers in Q4.

2025 Global Growth
Launch in international market. 9,000 subscriptions in the US and 3,000 internationally. $2.5M ARR.

Forward looking projections cannot be guaranteed.



Team



Patrick Ryan, PhD
President + Co-founder

DIVERSE EXECUTIVE SKILLSET
X-Google, X-TikTok, venture studio founder, investor in 300+ ventures, now visiting scholar at Berkley Law.

EXPERIENCE MANAGING GROWTH
two years overseeing strategic programs for the world's largest internet networks.

STARTUP SCALE EXPERT
strategy advisor to 11 companies including Turion (YC S21), Arrenda (co-investor, Wharton Fintech), Bttn (founding investor/advisor) - recently completed programs on scale at Wharton + Stanford, 40+ publications



Annie Brown
CEO + Co-founder

RETAIL + MARKETING SKILLSET
10+ years influencer partnerships and communications executive – including at two YC-backed startups, built social commerce platform with 40K+ users.

CPG INNOVATION EXPERIENCE
developed ecommerce chatbots, researcher at Office of Commercialization and Innovation at UC San Diego.

CLEAN BEAUTY EXPERT
after struggling with chronic health issues, found a cure by replacing harsh chemical products with clean living ethos. marketing consultant for clean beauty brands.

Wharton · Google · TikTok · Y Combinator · UC San Diego

contact









"I love how easy it is to apply, AND you get bold eyelashes with no flaking!"

@lemongirls4



"New obsession: A woman at Target asked me if I had lash extensions...that's all"

@izzyywallacee



"Okay, this mascara actually works wonders"

@reneeliz3



 **mylittlemascaraclub.com**

 **annie@mascara.app**

 **calendly.com/andreafrancesb/30_min**

MASCARA**CLUB**

*We are the cleanest, best-performing, good-for-your-eyes mascara on the market according to independent lab testing performed by **Think Dirty**